SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                     _ _ _ _ _ _ _ _ _ _ _ _

                            FORM 6-K

                REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: September 2003

                          Filtronic plc
       (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire
BD18 3TT, UK
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: September 23, 2003        By:  /s/ Maura Moynihan
                                   _ _ _ _ _ _ _ _ _ _
                          Name:    Maura Moynihan
                           Title:  General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc

2. Name of shareholder having a major interest

Fidelity International Limited and certain of its subsidiary companies, also comprising the notifiable interest of Mr Edward C
Johnson 3rd, principal
shareholder of Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

925,900

8. Percentage of issued class

1.24%

9. Class of security

Ordinary shares

10. Date of transaction

Notification was dated 22 September 2003

11. Date company informed

22 September 2003

12. Total holding following this notification

8,637,176

13. Total percentage holding of issued class following this notification

11.59%

14. Any additional information



15. Name of contact and telephone number for queries

Maura Moynihan +44 1274 231014

16. Name and signature of authorised company official responsible for making this notification

Maura Moynihan

Date of notification

23 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Filtronic plc
Schedule to Schedule 10 22.09.03 - FIL

Registered Holder            Shares Held

Chase Nominees Ltd            5,274,770
Chase Manhatten Bank London   22,763
Nortrust Nominees Ltd         562,880
Bankers Trust                 865,062
MSS Nominees Ltd              47,600
BT Globenet Nominees Ltd      132,950
RBS Trust Bank                397,660
Citibank                      66,850
Bank of New York London       510,451
Northern Trust                322,790
HSBC                          242,000
Deutche Bank                  47,600
Mellon Nominees Ltd           40,100
Bank of New York Brussels     103,700


TOTAL                         8,637,176